Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
MVB Financial Corp. and Subsidiaries

We consent to the incorporation by reference in the registration statement of Form S-3 of MVB Financial Corp. of our report, dated March 9, 2016, with respect to the consolidated financial statements of MVB Financial Corp. and Subsidiaries as of December 31, 2015 and 2014 for the two year period ended December 31, 2015 and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in MVB Financial Corp.’s 2015 Annual Report on Form 10-K and to the reference to our firm under the caption “Experts” in the Registration Statement.

Rockville, Maryland
December 16, 2016